
PROCESSING
DEC 2 9 2005
192
SECTION
D.C.




05044970

UNITED STA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quadriserv Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 15th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Graber (212) 421-3654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Graber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriserv Securities, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Todd Graber
Signature

Chief Financial Officer
Title

Notary Public

JAIME MAPA
Notary Public, State of New York
No. 01MA5055400
Qualified in Nassau County
Commission Expires April 2, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

QUADRISERV SECURITIES, INC.

September 30, 2005



PROCESSING
SEC MAIL
RECEIVED
DEC 29 2005
SECTION
WASH., D.C.
192

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Quadriserv Securities, Inc.

We have audited the accompanying statement of financial condition of Quadriserv Securities, Inc. as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Quadriserv Securities, Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
December 28, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Quadriserv Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2005

ASSETS

Cash and cash equivalents	$ 281,133
U.S. Treasury Bills, at market	3,972,460
Commissions receivable	60,365
Total assets	$4,313,958

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Parent	$ 183,445
Stockholder's equity (adjusted for stock split)	
Common stock, $.001 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100
Additional paid-in capital	4,957,782
Accumulated deficit	(827,369)
Total stockholder's equity	4,130,513
Total liabilities and stockholder's equity	$4,313,958

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2005

NOTE A - ORGANIZATION AND BUSINESS ACTIVITY

Quadriserv Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company specializes in providing stock borrow/loan services currently, as agent to the financial community. The Company was organized pursuant to the laws of the state of Delaware during 2003 and commenced operations in January 2004, when its application to be a registered broker with the NASD was accepted. During August of 2005, the Company requested and received approval from the NASD to change its fiscal year-end from December 31 to September 30. The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is located in the Metropolitan New York City area.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of 90 days or less.

Investments

Investments are carried at market value. Investments consist of U.S. Treasury Bills with original maturities greater than 90 days.

Revenue Recognition

Commission income related to stock borrow/loan transactions in which the Company acts as agent is recorded on a trade-date basis. The Company carries its commissions receivable at cost. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, if needed.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to Statement of Financial Accounting Standards No. 123 (revised) ("SFAS 123R"), *Share-Based Payment.* Compensation expense related to stock options granted to employees is allocated pursuant to the Company's expense sharing agreement.

NOTE B (continued)

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax bases of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. As of September 30, 2005, approximately $325,000 of deferred tax assets related to net operating losses have been fully reserved for.

Use of Estimates

In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - LIQUIDITY

The Company has incurred a cumulative loss of approximately $827,000 since its inception. In December 2005, the Company commenced stock lending activities as principal. Management believes that it has adequate liquidity and will have sufficient regulatory capital to support its operations in the future.

NOTE D - CAPITAL CONTRIBUTIONS BY THE PARENT

Effective July 18, 2005, the Parent issued 2,430,765 shares of Series A Preferred Stock, which represented, at the time, approximately 30% of the Parent's fully-diluted equity for approximately $7,000,000. On August 15, 2005, a $4,000,000 capital contribution was made to the Company by the Parent. Additionally, during the year, $746,376 was contributed by forgiveness of debt for certain expenses paid by the Parent on behalf of the Company, and $10,000 in cash was contributed by the Parent on March 31, 2005.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Commission Net Capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company's net capital ratio was .045 to 1, and its net capital was $4,099,656, which was $3,999,656 in excess of its required net capital of $100,000.

NOTE F - EXPENSE SHARING AGREEMENT

During 2004, the Company entered into an expense sharing agreement with its Parent. The agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During September 2005, the Company amended the expense sharing agreement with its Parent to reflect the current economic relationship between the two entities. During the nine months ended September 30, 2005, the Parent allocated $929,821 of expenses to the Company, consisting primarily of cash compensation and benefits, share-based compensation and professional and consulting fees. Of this amount, $746,376 was forgiven by the Parent pursuant to a unanimous written consent of its Board of Directors, and $183,445 remained payable to the Parent as of September 30, 2005.

NOTE G - CONCENTRATIONS OF REVENUE

During the nine months ended September 30, 2005, three customers composed substantially all of the Company's commission income with its largest customer, composing 46% of total commission income.

NOTE H - SUBSEQUENT EVENTS

Increase in the Company's Authorized Shares of Common Stock

Effective November 21, 2005, the Parent, as sole stockholder of the Company, adopted through a written consent that the Company's Certificate of Incorporation be amended to increase the authorized shares of common stock of the Corporation from 1,000 shares of common stock, $.001 par value per share, to 1,000,000 shares of common stock, $.001 par value per share. This adjustment to the authorized and issued shares of common stock is retroactively reflected in the Company's statement of financial condition.

NOTE H (continued)

Letter of Credit Reimbursement Agreement, Pledge and Security Agreement and Services Agreement

On December 8, 2005, the Company and its Parent, as guarantor, entered into a Letter of Credit Reimbursement Agreement (the "LOC") with the Bank of New York (the "Bank") as issuer of the LOC. Under the agreement, the Bank issues for the benefit of certain counterparties of the Company an irrevocable letter of credit in the aggregate amount of $50 million to assist the Company in providing available credit related to its stock borrow/loan matched book principal activities, which commenced on December 12, 2005. The LOC will expire six months after the closing date, provided however that the LOC can be renewed for an additional period of six months, and every period of six months thereafter, unless the Bank provides notice to the Company that it will not renew the LOC at least sixty days prior to expiration of the LOC.

In conjunction with the LOC agreement, the Company entered into a Pledge and Security Agreement (the "Pledge Agreement") and a Services Agreement with the Bank on December 8, 2005. The Pledge Agreement stipulates that the Parent pledge, assign and transfer to the Bank the 100% interest it holds in the Company as collateral security for potential reimbursement to third parties under the LOC. The Services Agreement relates to providing clearance services of securities borrowing and lending transactions executed by the Company in its regular course of business. The Services Agreement expires on the tenth anniversary of its commencement.

The Company is subject to a $12,500,000 termination penalty less LOC fees paid to the Bank if it prematurely terminates the Services Agreement without cause.

The LOC, Pledge Agreement and Services Agreement all contain affirmative and negative covenants that must be satisfied by the Company and its Parent in order to prevent an Event of Default, as defined in each agreement. An Event of Default could result in the termination of such agreements and cause the Company to cease transacting with its counterparties unless alternate sources of financing are obtained.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

QUADRISERV SECURITIES, INC.

September 30, 2005


SEC MAIL PROCESSING
RECEIVED
DEC 29 2005
WASH. D.C.
192
SECTION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Quadriserv Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Quadriserv Securities, Inc. (the "Company") for the nine-month period ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0 Broad Street
New York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
December 28, 2005